Exhibit 99.13

EXPENSES

The amount or estimated amount, itemized in reasonable detail, of expenses (other than underwriting discounts and commissions) incurred or borne by or for the account of Québec (the “Issuer”) in connection with the issuance and sale of the 1.500% Global Notes Series QX due February 11, 2025 or properly chargeable thereto, including legal, engineering, certification and other charges.

SEC filing fees and expenses	U.S.$ 324,500

Printing and engraving fees and expenses	6,000

Legal fees and expenses	40,010

Fiscal Agent and registrar fees and expenses	20,000

Rating fees and expenses	10,000

U.S.$ 400,510